SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

18 January 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 17 January 2007, Re: Appeal on the Company's application for extension of time to comply with Paragraph 8.14C(2) and Practice Note No. 17/2005 of Bursa Malaysia Securities Berhad's Listing Requirements for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

General Announcement
Reference No O&-070117-65936

Submitting Merchant Bank	:	**K & N KENANGA BHD**
Company Name	:	**SILVERSTONE CORPORATION BERHAD**
Stock Name	:	**SILSTON**
Date Announced	:	**17/01/2007**

Type	:	**Announcement**
Subject	:	**SILVERSTONE CORPORATION BERHAD ("SCB" OR THE "COMPANY")**

APPEAL ON THE COMPANY'S APPLICATION FOR EXTENSION OF TIME TO COMPLY WITH PARAGRAPH 8.14C(2) AND PRACTICE NOTE. 17/2005 OF BURSA MALAYSIA SECURITIES BERHAD'S LISTING REQUIREMENTS ("LISTING REQUIREMENTS") ("PN 17")

Contents :

We refer to the announcements dated 29 December 2006 and 5 January 2007 made by SCB and Kenanga Investment Bank Berhad (formerly known as K & N Kenanga Bhd) ("**KIBB**") respectively in relation to Bursa Malaysia Securities Berhad's ("**Bursa Securities**") rejection of the Company's application for an extension of time to submit a regularisation plan to the relevant authorities for approval ("**Rejection**") and the submission of an appeal to Bursa Securities in respect of the Rejection ("**Appeal**").

KIBB, on behalf of the Board of Directors of SCB, hereby announces that Bursa Securities had vide its letter dated 17 January 2007, rejected the Appeal and notified the Company that the trading of the securities of the Company will be suspended pursuant to paragraph 8.14C(4) of the Listing Requirements of Bursa Securities with effect from 9.00 am, Wednesday, 24 January 2007 and de-listing procedures shall be commenced against the Company.

In relation thereto, the Company is currently considerating the next course of action and will make necessary announcements on any further development.

This announcement is dated 17 January 2007.

END